UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
409



16012415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5180 Park Avenue, Ste 120
(No. and Street)

Memphis, TN 38119
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Wolfe (901) 213-2035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Wolfe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Tennessee
County of Shelby
Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2016 by David S. Wolfe proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

Chairman
Title

Karen J. Mansel
Notary Public


KAREN J. MANSEL
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 10-31-2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Aaron Capital, Inc.

We have audited the accompanying statement of financial condition of Aaron Capital, Inc. as of December 31, 2015, and the related statements of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Aaron Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Aaron Capital, Inc.'s financial statements. The supplemental information is the responsibility of Aaron Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2016

Aaron Capital, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	9,300
Acoount receivable		510
Prepaid expenses		9,381
Property and equipment, net		5,992
Total assets	$	25,183

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	2,089
Total liabilities		2,089
Stockholders' equity		
Common stock, no par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding		253,044
Additional paid-in capital		225,739
Accumlated deficits		(455,689)
Total stockholder's equity		23,094
Total liabilities and stockholder's equity	$	25,183

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Opreations
For the Year Ended December 31, 2015

Revenues	
Commissions	$ 404,610
Total revenues	404,610
Expenses	
Employee compensation and benefits	345,761
Communication and data processing	6,530
Other operating expense	78,057
Total expenses	430,348
Net income (loss) before income tax provision	(25,738)
Income tax provision	800
Net income (loss)	$ (26,538)

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common stock		Additional Paid-in capital		Accumlated deficits		Total	
Balance at December 31, 2014	$	253,044	$	214,739	$	(429,151)	$	38,632
Capital contributions		-		11,000		-	$	11,000
Net income (loss)		-		-		(26,538)	$	(26,538)
Balance at December 31, 2015	$	253,044	$	225,739	$	(455,689)	$	23,094

The accompanying notes are an integral part of these financial statements.

Aaron Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (26,358)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	16,157	
Prepaid Expenses	3,619	
Accounts receivable	1,869	
Other assets	2,500	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(3,716)	
Total adjustments		20,429
Net cash provided by (used in) operating activities		(6,109)
Cash flow from investing activities:		
Purchase of property and equipment	(2,124)	
Net cash provided by (used in) in investing activities		(2,124)
Other Assets		-
Cash flow from financing activities:		
Proceeds from additional paid-in capital	11,000	
Net cash provided by (used in) financing activities		11,000
Net increase (decrease) in cash		2,767
Cash at beginning of year		6,533
Cash at end of year		$ 9,300

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

AARON CAPITAL, INC. (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business primarily as as an underwriting or selling group participant on a best efforts basis. Aaron also provides services as a retailer selling mutual funds variable life insurance or annuities, and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2 : PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer	$	10,387	3
Equipment		12,904	5
Total cost of property and equipment		23,291	
Less: accumulated depreciation		(17,299)	
Property and equipment, net	$	5,992	

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	-
State		800
Total income tax expense (benefit)	$	800

Note 3: INCOME TAXES
(Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: OCCUPANCY

The Company was involved in short-term operating agreements for space in Memphis, Tennessee. Occupancy expense was $4,000 for the year ended December 31, 2015. The Company received ten months of rent waived by its related entity, as of December 31, 2015.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. Subsequent to December 31, 2015, The Company has terminated its relationship with Diamond Capital Advisors.

Note 6: NET CAPITAL ISSUES

During the year ended December 31, 2015, the Company has not been net capital deficient.

Note 7: RELATED PARTY TRANSACTIONS

The Company rents office space in Tennessee from PPM Inc ("PPM") which is controlled by the sole shareholder of the Company. The Company paid $4,000 in occupancy expense to PPM and an additional $2,195 in reimbursements for expenses incurred on the Company's behalf. PPM also waived ten months of rent for the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Company management has reviewed the accounting standards updates issued by the FASB that was either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $7,211 which was $2,211 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($2,089) to net capital was 0.29 to 1.

Aaron Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Common stock	$ 253,044	
Additional paid-in capital	225,739	
Accumlated deficits	(455,689)	
Total stockholder's equity		$ 23,094
Less: Non-allowable assets		
Accounts receivable	(510)	
Prepaid expense	(9,381)	
Property and equipment, net	(5,992)	
Total non-allowable assets		(15,883)
Net capital before haircuts		7,211
Total haircuts & undue concentration		-
Net Capital		7,211
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 139	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 2,211
Ratio of aggregate indebtedness to net capital	.29:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report

Aaron Capital, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015

AARON CAPITAL, INC.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Aaron Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aaron Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Aaron Capital, Inc. stated that Aaron Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Aaron Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aaron Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

January 29, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Aaron Capital, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2) (1)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

Aaron Capital, Inc.

By:



David S. Wolfe, Chairman

Aaron Capital, Inc.
Report Pursuant to Rule 17a-5 (d)
FinancialStatements
For the Year Ended December 31, 2015